

June 14, 2010

Via U.S. Mail and Facsimile

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

> **Re: Seacoast Banking Corporation of Florida**
> **Registration Statement on Form S-1**
> **Filed May 24, 2010**
> **File No. 333-167050**

Dear Mr. Hudson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 24, 2010

General

1. We note that you entered into two separate private placement transactions prior to filing the above-noted registration statement; one in December 2009 and one in April 2010. We also note that you did not file notices of sale on Form D to report these transactions even though it appears you may have

relied on Regulation D to complete the transactions. Please tell us how you determined that you were not required to file a Form D for each private placement. In this regard, please tell us the number of purchasers in the offerings. Refer to Rule 503 of Regulation D.

Incorporation by Reference, page iv

2. The Form 10-K/A which has been incorporated by reference does not contain financial statements for your latest fiscal year. Please revise. Refer to Item 12(a)(1) of Form S-1.

Prospectus Summary, page 1

3. Please include in this section a brief summary of the offering and describe how the securities were acquired by the selling shareholders, the market price of the common stock on the date(s) of acquisition, the effective purchase price for the common stock (on an as converted basis) and when the securities will be converted to common shares. Also disclose the conversion price.

Risk Factors, page 6

4. We note that at the annual meeting of shareholders to be held on June 22, 2010, you are seeking approval to permit the board of directors to effect a reverse stock split of your common stock at one of seven reverse split ratios. Please add a risk factor that describes the affect such a reverse split will have on existing shareholders as well as the selling shareholders at each of the proposed split ratios. Please also disclose whether all outstanding shares will be subject to the reverse stock split, including common shares held or to be acquired by CapGen Capital Group III LP.

Recent Developments, page 9

5. Upon completion of the annual meeting of shareholders to be held on June 22, 2010, please revise to disclose whether or not shareholders approved proposals two, four and five of the definitive proxy statement filed May 20, 2010.

6. To the extent material, please revise to discuss the company's performance since March 31, 2010. Include a discussion of whether non-performing loans

Dennis S. Hudson, III
Seacoast Banking Corporation of Florida
June 14, 2010
Page 3

have increased since the end of the first quarter and, if so, the amount by
which they have increased.

Selling Stockholders, page 21

7. Please identify the selling stockholders and provide all of the information
required by Item 507 of Regulation S-K in your next pre-effective
amendment. In addition, please advise the staff of the company's basis for
determining that the transaction is appropriately characterized as a transaction
that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please
address the following among any other relevant factors:

- The number of shares being registered relative to the number of shares
  outstanding held by non-affiliates;

- How long the selling shareholders have held the shares;

- The number of selling shareholders and the percentage of the overall
  offering made by each shareholder;

- Whether the selling shareholders were investors in the company's
  common stock prior to investing in the Series B Preferred Stock;

- The relationship of each selling shareholder with the company,
  including an analysis of whether the selling shareholder is an affiliate
  of the company;

- Any relationships among the selling shareholders; and

- Whether or not any of the selling shareholders is in the business of
  underwriting securities.

8. Please tell us whether any of the selling shareholders is a broker-dealer or an
affiliate of a broker-dealer.

Exhibit 5.1

9. Please file the legality opinion once shareholders have approved the issuance of shares of common stock upon the conversion of the Series B Preferred Stock. We may have comments after reviewing the opinion.

Form 8-K filed April 13, 2010

10. We note that the schedules, exhibits and signature pages were omitted from the investment agreement filed as Exhibit 10.1 to the Form 8-K filed April 13, 2010. We also note that the signature pages were omitted from the registration rights agreement filed as Exhibit 10.2. Please amend the Form 8-K to file the agreements in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Ralph F. MacDonald III, Esq.
        Jones Day